Exhibit 99.1

November 13, 2024

Board of Directors

DMC Global Inc.

11800 Ridge Parkway, Suite 300

Broomfield, Colorado 80021

Dear DMC Board Members,

We believe that DMC is at a critical inflection point, given poor third quarter results and the looming overhang of the December 23, 2024 commencement date for the Munera family to exercise its put option, at an approximate net cost to the Company of $162 million, for the remaining 40% portion of Arcadia Products it still owns.

Since we first invested in DMC earlier this year, the Company has missed its targeted guidance, downgraded its guidance for the remainder of the year, written down more than $140 million of the Arcadia investment made at the end of 2021, had significant management and Board turnover and other headcount reductions (resulting in severance costs of over $1.3 million year-to-date), and experienced a drastic decline in its stock. Moreover, the Board has implemented, without stockholder consent, a poison pill limiting investors’ ability to purchase shares.

We also note the Company’s continued lack of transparency regarding how it intends to fund the impending put/call option for Arcadia. The borrowing availability under the Company’s existing debt facility does not appear sufficient to fund this obligation. In the event the Company is somehow able to borrow funds to satisfy this put option obligation, given existing guidance, the Company’s leverage ratio would likely exceed 4x Debt/EBITDA.

While we are immensely disappointed with the Company’s performance, given our significant investment in the Company, we are committed to working with current management and the Board, under Executive Chairman James O’Leary, to enhance stockholder value.

Accordingly, I am writing today to propose that we enter into discussions for a transaction whereby Steel Connect would provide the cash necessary to fund the Company’s purchase of the Munera family’s remaining interest in Arcadia pursuant to the exercise of the Company’s call right. In return, the Company would issue to Steel Connect Series A convertible preferred stock, on the same terms as the Series A preferred stock which the Company is permitted to issue to the Munera family in the event the Munera family were to exercise its Arcadia put option, as contained in the form of certificate of designation attached as Exhibit A to the Arcadia Products LLC agreement, dated February 28, 2023.

To enable stockholders to participate in the Company’s potential upside, we are also proposing that the Company conduct a rights offering to allow existing investors to purchase, on a pro rata basis, shares of Series A preferred stock alongside Steel Connect.

As part of this financing, we would expect to obtain proportional Board representation commensurate with our voting rights, comprised of at least three directors.

We would also expect the Company to immediately terminate its poison pill, which is no longer necessary both because the Company has ended its strategic alternatives review, and because it is not in the best interest of stockholders as it limits investor purchases at a time when the Company’s stock is facing a precipitous decline.

We have the necessary cash on hand to fully fund these financing transactions in short order. We stand ready to move forward swiftly with our proposal, subject only to customary conditions, including satisfactory completion of confirmatory due diligence. In this regard, we would request that the Company immediately populate its virtual data room to enable us to proceed on an expeditious basis towards a transaction that, we believe, would inject greater certainty into the marketplace regarding the Company’s financial condition and future prospects. Despite the fact that we signed a confidentiality agreement with the Company at the end of October, the Company’s failure to provide us with any meaningful due diligence information to date raises serious questions regarding the manner in which it conducted its strategic review process, on which it spent nearly $6 million in the first nine months of 2024.

We look forward to your prompt response to our proposal and working towards a mutually agreeable outcome that we believe will be in the best interests of all stockholders.

Sincerely,

Warren Lichtenstein

Executive Chairman, Steel Connect